Mail Stop 7010

									January 9, 2006

Rolf Engh, General Counsel
The Valspar Corporation
1101 Third Street South
Minneapolis, Minnesota 55415


Re:	The Valspar Corporation
	Form 10-K for fiscal year ended October 29, 2004
      Draft Supplemental Response
      Submitted December 29, 2005

Dear Mr. Engh:

      We have reviewed your supplemental correspondence and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 29, 2004
MD&A, Operations

1. We reviewed your proposed disclosure related to prior comment 5 in our letter dated December 8, 2005. Please revise your proposed disclosure to include a more specific and comprehensive explanation of the results of your "other" segment, including the impact of furniture protection plans and other product lines.

2. We reviewed your responses to prior comments 6 and 7 in our letter dated December 8, 2005. Please help us understand the specific facts and circumstances that occurred in FY 2005 and resulted in the additional material change in estimate related to warranty claims on furniture protection plans. Please provide us additional information related to the sales commissions that you incur when you sell furniture protection plans including: who you pay and why classification in selling and administrative expense is appropriate.
In addition, please revise your proposed disclosure under critical accounting policies to include a more specific and comprehensive explanation of the significant assumptions you used to estimate your liability for claims under furniture protection plans during each period, similar to the information that you provided in your supplemental response. Please be advised that based on the impact that your estimates related to furniture protection plans have had on trends in net income, it appears to us that these additional disclosures should be provided before the registration statements is declared effective.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin, Staff
Accountant, at (202) 551-3747 or Anne McConnell, Senior
Accountant,
at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

									Sincerely,


								Assistant Director
								Pamela A. Long

CC:	Martin R. Rosenbaum, Esq.
	(612) 642-8326
Rolf Engh, General Counsel
The Valspar Corporation
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE